September 15,
2005

By U.S. Mail

Mr. M. Dewey Bain
Chief Executive Officer and Chief Financial Officer
Planetlink Communications, Inc.
1415 Bookhout Drive
Cumming, Georgia 30041

	Re:  Planetlink Communications, Inc.
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	File No. 0-31763

Dear Mr. Bain:

	We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

								Sincerely,


									William Choi
									Branch Chief